Exhibit 99.1

Hollysys Announces End of “Go-Shop” Period under Merger Agreement with Ascendent Capital Partners

- Company receives additional offers during “go-shop” period

- None of the offers received constitutes or would reasonably be expected to result in a Superior Proposal

BEIJING, Dec. 27, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced the end of the “go-shop” period as provided for in the merger agreement with funds managed by Ascendent Capital Partners (“Ascendent”). The “go-shop” period followed an extensive, competitive process by the Company that led to the signing of the merger agreement with Ascendent.

During the “go-shop” period, at the direction of the Special Committee of the Board of Directors (the “Special Committee”), the Company, through financial advisors, solicited and encouraged acquisition proposals, entered into non-disclosure agreements with multiple parties to allow access to non-public information and received two additional acquisition proposals. While the acquisition proposals state a higher per share price, the Special Committee has yet to receive critical information on vital elements of these proposals including the financial substance of the buyer entities and their ability to fund the acquisition. Taking into account the information received and relevant factors, the Special Committee, after consultation with financial advisors and outside legal counsel, has determined that none of these acquisition proposals currently constitutes or would reasonably be expected to constitute a Superior Proposal.

As the go-shop period has ended, the “no-shop” provisions in the merger agreement are now in effect. These provisions limit Hollysys and its advisors from initiating or engaging in discussions or negotiations regarding any alternative acquisition proposal unless it constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal. In the event the Company changes its recommendation in respect of the Ascendent merger agreement and accepts a Superior Proposal in accordance with the merger agreement, a termination fee of US$33 million will become payable.

A spokesperson for Hollysys said: “The Special Committee of the Board has run a fair and public process since the announcement of formal sale intentions on October 2, 2023, and remains committed to maximizing value for shareholders in accordance with the requirements of the signed merger agreement. We remind shareholders that a Superior Proposal is more than just a higher headline price, but is also required to demonstrate, among other things, committed financing and a viable path to transaction closing.”

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (New York)

ddelre@brunswickgroup.com

+852 9255 5136

Emily Wong (Hong Kong)

ewong@brunswickgroup.com

+852 6627 8297